UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 28, 2022

1. Date, Time and Place: On the 28th day of March 2022, at 04:00 pm, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Jean-Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4. Agenda: (i) Analysis and deliberation on the proposal (a) for the allocation of the results for the year ended December 31, 2021; (b) the investment plan; and (c) the capital budget; (ii) Analysis and deliberation on items 10 and 13 of the Reference Form, to be disclosed to the market due to the Company's Ordinary and Extraordinary Shareholders' Meetings, pursuant to CVM Instructions 480/481; (iii) Analysis and deliberation on the closure of the Short Term Incentive Plan for 2021 and the forecast for the year 2022; (iv) Analysis and deliberation on the proposal for the global amount of compensation to be paid to the Company's management in the year 2022, including members of the Fiscal Council; (v) Analysis and decision on Ongoing Related Parties Transactions.

5. Resolutions: The members of the Board of Directors, by unanimous vote and without restrictions, decided the following:

5.1 Analysis and deliberation on the proposal (a) for the allocation of the results for the year ended December 31, 2021; (b) the investment plan; and (c) the capital budget: based on the favorable recommendation of the Financial Committee, the Members of the Board of Directors, resolved, by unanimous vote and without any reservations, recommend for approval by the Board of Directors the management proposal, to be resolved at the Company's Annual and Extraordinary Shareholders' Meeting;

5.2       Analysis and deliberation on items 10 and 13 of the Reference Form, to be disclosed to the market due to the Ordinary and Extraordinary General Meetings of the Company, pursuant to CVM Instructions 480/481: Messrs. Members of the Board of Directors, by unanimous vote and without any reservations, decided to approve items 10 and 13 of the Reference Form, pursuant to CVM Instructions 480/481, which accompany the management's proposal for subsidizing the shareholders' resolution at the Company's Ordinary and Extraordinary General Meetings;

5.3 Analysis and deliberation on the closure of the Short Term Incentive Plan for 2021 and the forecast for the year 2022: the Members of the Board of Directors of the Company, by unanimous vote and without any reservations, and based on the favorable recommendation of the Human Resources and Corporate Governance Committee, deliberated on the management's proposal for the closing of the short-term incentive amounts for the year of 2021 and the forecast for 2022;

5.4       Analysis and deliberation on the proposal for the global amount of compensation to be paid to the Company's management in the year 2022, including members of the Fiscal Council: the members of the Company's Board of Directors, by unanimous vote and without any reservations, and based on the favorable recommendation of the Human Resources and Corporate Governance Committee, resolved on the management's proposal for the global amount of compensation for the year 2022 to be paid to the Company's Statutory Executive Board, Board of Directors and Fiscal Council, if installed again;

5.5 Analysis and deliberation on Ongoing Transactions with Related Parties: based on the favorable recommendation of the Corporate Governance and Sustainability Committee and on the Company's Related Party Policy, the Members of the Company's Board of Directors resolved on Continuously and without reservations the Ongoing Related Transactions with Parties Related.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, March 28th, 2022. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, March 28, 2022.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.